MOL Plc.
Finance

RECEIVED
2004 NOV 15 P 4:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4th November, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04046274

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure

dlw 11/30

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

INVESTOR NEWS

4. November 2004

MOL and E.ON Ruhrgas International gas partnership

Signing of definitive agreements on the partial sale of MOL's midstream gas businesses, implicitly valuing the businesses at approximately Euro 2.2 billion

MOL Hungarian Oil and Gas Rt. (MOL) announces today that binding agreements have been signed by MOL and E.ON Ruhrgas International (ERI) on the partial sale and associated option agreements relating to MOL's Hungarian midstream gas assets: MOL Földgázellátó Rt, (wholesale, marketing and trading, "WMT"); MOL Földgáztároló Rt, ("Storage"); MOL Földgázszállító Rt, ("Transmission")and Panrusgaz Magyar-Orosz Gázipari Rt ("Panrusgaz"). The transaction values 100% of MOL's midstream gas business at an enterprise value of approximately Euro 2.2 billion. The transaction was facilitated by the new EU conform Hungarian gas regulation, approved in 2003.

Sale of 75% of Storage and WMT, and 50% of Panrusgaz

MOL and ERI have today signed binding agreements relating to the sale and purchase of 75% less one share in each of Storage and WMT in addition to detailed shareholder and corporate governance arrangements. ERI will also acquire 100% of the debt outstanding between MOL and Storage and WMT at closing.

The financial terms of the deal are subject to closing adjustments including levels of debt and working capital at the date of closing, but based on a forecast December 31, 2004 balance sheet, ERI would make a payment to MOL of Euro 425 million for 75% less one share of the equity in Storage and WMT and 50% of the equity in Panrusgaz, and a payment of Euro 350million to assume 100% of the debt of Storage and WMT. This implies an enterprise value for 100% of Storage, WMT and Panrusgaz of approximately Euro 900 million. The Panrusgaz sale is subject to the consent of the other Panrusgaz shareholders.

The transaction documents include a five-year put option agreement under which MOL can sell its remaining 25% plus one share stakes in Storage and WMT to ERI at a fair market value, subject to a floor value at the proportionate level described above.

MOL and WMT have also signed a binding long-term take-or-pay agreement for the sale and purchase of domestic natural gas produced by MOL's upstream division at an import-based price.

Two year put option for up to 75% less one share in the Transmission business

MOL and ERI have also signed a binding put option agreement with respect to Transmission. Under the terms of this agreement, MOL may, at its sole discretion, sell shares representing up to 75% less one share in Transmission to ERI over a two year period following closing, in one or two separate transactions. If MOL sells 75% less one share, ERI will also acquire 100% of the debt outstanding between MOL and Transmission.

The financial terms of the put option are subject to adjustment based on the balance sheets at the time of exercise as well as by agreed formulas reflecting potential changes to the regulatory environment. Based on a forecast December 31, 2004 balance sheet, the terms imply an enterprise value of approximately Euro 1.25 billion for 100% of Transmission.

Approvals

The transaction is subject to regulatory approvals, including the Hungarian Energy Office and the relevant competition offices, with closing anticipated in the first half of 2005.

MOL Chairman and CEO Mr Zsolt Hernádi commented today: "With the advent of Hungary's new EU conform gas regulatory regime and having successfully unbundled our gas business into the Transmission, Storage and WMT companies, we are very pleased to welcome one of the biggest gas and energy companies in Europe, E.On Ruhrgas International, part of E.ON AG, as our partner today. This transaction enables us to monetize a part of our investment in the gas business at a fair value for MOL's shareholders, while retaining an equity exposure to these partnered businesses with regional growth potential. We intend to use the proceeds from the sale to re-invest, in line with our strategy, in value-creating investments which support the continued growth of the Group. Furthermore, I believe that an agreement with such a prominent European partner will enhance the security of supply for the Hungarian gas market."

JPMorgan acted as sole financial advisor to MOL on this transaction.